



	Subject to Completion Preliminary Term Sheet dated April 25, 2013	Filed Pursuant to Rule 433 Registration No. 333-180289 (To Prospectus dated March 22, 2012, Prospectus Supplement dated March 22, 2012 and Product Supplement SUN-2 dated March 27, 2012)

Units
$10 principal amount per unit
CUSIP No.

Pricing Date*	May , 2013
Settlement Date*	June , 2013
Maturity Date*	May , 2015

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Market-Linked Step Up Notes Linked to the DAX® Price Return Index

- Maturity of approximately two years
- If the Index is flat or increases up to the Step Up Value, a return of [12% to 18%]
- If the Index increases above the Step Up Value, a return equal to the percentage increase in the Index
- 1-to-1 downside exposure to decreases in the Index, with up to 100% of the Original Offering Price at risk
- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.
- No interest payments
- No listing on any securities exchange

Enhanced Return

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See "Risk Factors" on page TS-6 of this term sheet and beginning on page S-8 of product supplement SUN-2.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)(2).....................	$ 10.00	$
Underwriting discount(1)(2)..................	$ 0.20	$
Proceeds, before expenses, to HSBC	$ 9.80	$

(1) For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2) For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively. See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
May , 2013





Market-Linked Step Up Notes
Linked to the DAX® Price Return Index, due May , 2015

Enhanced Return

Summary

The Market-Linked Step Up Notes Linked to the DAX® Price Return Index, due May , 2015 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you with a Step Up Payment if the Ending Value (as determined below) of the DAX® Price Return Index (the "Index") is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

- Product supplement SUN-2 dated March 27, 2012:
  http://sec.gov/Archives/edgar/data/83246/000114420412017412/v307217_424b2.htm
- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

*Our Central Index Key, or CIK, on the SEC Website is 83246.*Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement SUN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:	DAX® Price Return Index (Bloomberg symbol: "DAXK")
Starting Value:	The closing level of the Index on the pricing date.
Ending Value:	The closing level of the Index on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page S-19 of product supplement SUN-2.
Step Up Value:	[112% to 118%] of the Starting Value. The actual Step Up Value will be determined on the pricing date.
Step Up Payment:	[$1.20 to $1.80] per unit, which represents a return of [12% to 18%] over the Original Offering Price. The actual Step Up Payment will be determined on the pricing date.
Threshold Value:	100% of the Starting Value.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-9.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Is the Ending Value equal to or greater than the Starting Value?
Yes
Is the Ending Value greater than the Step Up Value?
Yes
You will receive per unit:
$\$10 + \left[\$10 \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)\right]$
No
You will receive per unit:
$10 + Step Up Payment
No
You will receive per unit:
$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.



Enhanced Return

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Index will increase from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Index decreases from the Starting Value to the Ending Value.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the Original Offering Price and will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Index will decrease from the Starting Value to the Ending Value.

- You seek 100% return of principal at maturity.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The below graph is based on **hypothetical** numbers and values.

Market-Linked Step Up Notes



This graph reflects the returns on the notes, based on a Step Up Payment of $1.50 (the midpoint of the Step Up Payment range of [$1.20 to $1.80]), a Step Up Value of 115% of the Starting Value (the midpoint of the Step Up Value range of [112% to 118%]) and the Threshold Value of 100% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

 **Enhanced Return**

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, Step Up Payment, and term of your investment.**

The following table is based on a Starting Value of 100, a Threshold Value of 100, a Step Up Value of 115, and a Step Up Payment of $1.50 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00[1][2]	0.00%	$11.50[3]	15.00%
103.00	3.00%	$11.50	15.00%
106.00	6.00%	$11.50	15.00%
110.00	10.00%	$11.50	15.00%
115.00[4]	15.00%	$11.50	15.00%
120.00	20.00%	$12.00	20.00%
130.00	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%

(1) The **hypothetical** Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.

(2) This is the **hypothetical** Threshold Value.

(3) This amount represents the sum of the Original Offering Price and the **hypothetical** Step Up Payment of $1.50.

(4) This is the **hypothetical** Step Up Value.

For recent actual levels of the Index, see "The Index" section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Market-Linked Step Up Notes

Linked to the DAX® Price Return Index, due May   , 2015

 **Enhanced Return**

Redemption Amount Calculation Examples

Example 1:

The Ending Value is 90.00, or 90.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 100.00

Ending Value: 90.00

$$\$10-\left[\$10 \times \left(\frac{100-90}{100}\right)\right] = \$9.00$$ Redemption Amount per unit

Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value: 100.00

Step Up Value: 115.00

Ending Value: 110.00

$$\$10 + \$1.50 = \$11.50$$ Redemption Amount per unit, *the Original Offering Price plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.*

Example 3

The Ending Value is 140.00, or 140.00% of the Starting Value:

Starting Value: 100.00

Step Up Value: 115.00

Ending Value: 140.00

$$\$10 + \left[\$10 \times \left(\frac{140-100}{100}\right)\right] = \$14.00$$ Redemption Amount per unit

 Enhanced Return

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Your investment may result in a loss; there is no guaranteed return of principal.

- Your yield may be less than the yield on a conventional debt security of comparable maturity.

- Payments on the notes are subject to our credit risk.

- You must rely on your own evaluation of the merits of an investment linked to the Index.

- Commissions, fees and hedging costs as described on page TS-9 may affect the price at which you will be able to sell the notes in secondary market transactions.

- We cannot assure you that a trading market for your notes will ever develop or be maintained. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

- The Redemption Amount will not reflect changes in the value of the Index prior to the calculation day.

- The publisher of the Index may adjust the Index in a way that affects its value, and the Index publisher has no obligation to consider your interests.

- If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

- Purchases and sales by us, MLPF&S and our respective affiliates of the securities represented by the Index may affect your return.

- Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

- Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

- There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

- The notes are not insured by any governmental agency of the United States or any other jurisdiction.
- You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Index, and you will not be entitled to dividends or other distributions by the issuers of these securities.

- Exchange rate movements may impact the value of the notes.

- Your return may be affected by factors affecting international securities markets.

- We and MLPF&S do not control any company included in the Index and are not responsible for any disclosure made by any other company.

- Our business activities and those of MLPF&S relating to the companies represented by the Index may create conflicts of interest with you.

- The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page S-30 of product supplement SUN-2.

Other Terms of the Notes

The following definition shall supersede and replace the definition of a "Market Measure Business Day" set forth on pages S-6 and S-18 of product supplement SUN-2.

Market Measure Business Day
A "Market Measure Business Day" for the Index means a day on which:

(A) the Frankfurt Stock Exchange or any successor thereto is open for trading; and

(B) the Index or any successor thereto is calculated and published.

 **Enhanced Return**

The Index

DAX® is a registered trademark of Deutsche Börse AG ("DBAG" or the "Index sponsor"). We have derived all information relating to the Index including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by DBAG. DBAG is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time.

Index Composition and Maintenance

The Index is calculated, published, and disseminated by DBAG. The Index measures the composite price performance of selected German stocks. The Index uses only freely available and tradable ("free-float") shares in the index calculation, which excludes shares held by 5% shareholders (other than (1) asset managers and trust companies, (2) investment funds and pension funds and (3) capital investment companies or foreign investment companies, in each case, pursuing short-term investment strategies and whose shareholding does not exceed 25% of a company's share capital) and certain other shares that may be limited in their liquidity. As of the date of this term sheet, the Index is composed of stocks representing the 30 largest and most actively traded companies listed on the FWB® Frankfurt Stock Exchange (the "FWB"). The Index has a base level of 1,000 as of December 30, 1987.

The Index is the price return version of DBAG's DAX® Index and not a performance return (i.e., "total return") index version. The DAX® Index is a performance index in which all income from dividend and bonus payments of the component stocks are deemed to be reinvested in the index portfolio. Because the Index only measures changes in the prices of the component stocks, the level of the Index does not reflect dividend and bonus payments declared by the applicable issuers.

To be included or to remain in the Index, companies must satisfy certain criteria. All classes of shares must:

- be listed in the "prime standard" segment of the FWB;
- be traded continuously on FWB's electronic trading system, Xetra®; and
- have a free float of at least 10% of the outstanding shares.

Moreover, the companies included in the Index must have their registered office or operational headquarters in Germany. A company's operating headquarters is defined as the location of management or company administration, in part or in full. Alternatively, a company must have the major share of its stock exchange turnover on the FWB and its juristic headquarters in the European Union or in a European Free Trade Association state.

If a company has its operating headquarters in Germany, but not its registered office, this must be publicly identified by the company. The primary trading turnover requirement is met if at least 33% of aggregate turnover for each of the last three months took place on the FWB, including Xetra®.

With the respective prerequisites being satisfied, component stocks are selected for the Index according to the following criteria:

- order book turnover on Xetra® and in the FWB's floor trading (within the preceding 12 months); and
- free-float market capitalization as at a certain reporting date (last trading day of each month).

The market capitalization of a class of shares is determined using the average of the volume-weighted average price ("VWAP") of the last 20 trading days prior to the last day of the month.

Taking all these criteria into account, DBAG's working committee for equity indices submits proposals to the management board of DBAG to leave the current index composition unchanged, or to effect changes, as applicable. The final decision as to whether or not to replace an index component is taken by the management board of DBAG. In the case of the Index, such decisions are directly reflected by the respective rankings. Any replacements are publicly announced by DBAG.

An underlying stock may be deleted or added by DBAG, which reviews and adjusts the index composition based upon exchange turnover and market capitalization, every three months. Adjustments to the index composition are also made upon the occurrence of specified extraordinary circumstances, such as insolvency. In addition, a company can be removed immediately if its Index weight based on the actual market capitalization exceeds 10% and its annualized 30-day volatility exceeds 250%. The relevant figures are published by DBGA on a daily basis. The management board, in agreement with the working committee, may decide on the removal and may replace the company two full trading days after the announcement.

Calculation of the Index

The Index is weighted by market capitalization; however, only free-float shares are taken into account. The level of the Index is based on share prices reported in the Xetra® system. The level of the Index is calculated according to the Laspeyres formula, which measures the aggregate price changes in the component stocks against the initial December 30, 1987 level of 1,000.The weight of any single company in the Index is limited to 10% of the Index capitalization, adjusted on a quarterly basis.


Enhanced Return

The following graph shows the monthly historical performance of the Index in the period from January 2008 through March 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On April 22, 2013, the closing level of the Index was 4,051.84.

Historical Performance of the Index



This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

The notes are neither sponsored nor promoted, distributed or in any other manner supported by DBAG. DBAG does not give any explicit or implicit warranty or representation, neither regarding the results deriving from the use of the Index, its underlying Index data and/or the Index trademark nor regarding the Index level at a certain point in time or on a certain date nor in any other respect. The Index and its underlying Index data are calculated and published by DBAG. Nevertheless, as far as admissible under statutory law, DBAG will not be liable vis-à-vis third parties for potential errors in the Index or its underlying Index data. Moreover, there is no obligation for DBAG vis-à-vis third parties, including investors, to point out potential errors in the Index.

 Neither the publication of the Index by DBAG nor the granting of any right to use the Index, its underlying Index data as well as the Index trademark for the utilization in connection with the notes or other securities or financial products, which are linked to or derived from the Index, represents a recommendation by DBAG for a capital investment or contains in any manner a warranty or opinion by DBAG with respect to the attractiveness of an investment in the notes.

 In its capacity as sole owner of all rights to the Index, its underlying Index data, and the Index trademark, DBAG has solely granted to us and our affiliates the utilization of the Index data and the Index trademark as well as any reference to the Index data and the Index trademark in connection with the notes.


Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. In connection with hedging our obligations under the notes, we will enter into a hedge transaction with an affiliate of MLPF&S, which will include a charge of up to $0.075 per unit, representing an estimated profit credited to MLPF&S through the hedge transaction. The public offering price you pay for the notes includes this charge and the underwriting discount. This charge and fee reduce the economic terms of the notes. In arranging the hedge transaction for the notes, MLPF&S seeks bids from market participants, which could include one of our affiliates. Additional profits and losses may be realized by the hedge providers from these hedging transactions. For further information regarding how these fees and hedging costs may affect the price at which you will be able to sell the notes in secondary market transaction and conflicts of interest, see "Risk Factors—General Risks Relating to the Notes" beginning on page S-8 and "Use of Proceeds" on page S-16 of product supplement SUN-2.

 Enhanced Return

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

- Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement SUN-2) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

- Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the accompanying prospectus supplement), will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page S-30 of product supplement SUN-2.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

 Enhanced Return

MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.